Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

EBR SYSTEMS, INC.

EBR Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

1.       The name of the Corporation is EBR Systems, Inc.

2.     The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on April 25, 2003 and was last amended and restated on November 18, 2021 (the “Restated Certificate”).

3.       The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Certificate of Incorporation as follows:

(i)        Article XI of the Restated Certificate is added to read in its entirety as follows:

“XI.

No officer of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of an officer of the Company hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Solely for purposes of this Article XI, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.”

4.       This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provision of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer as of May 21, 2025.

EBR Systems, Inc.

/s/ John McCutcheon
Name: John McCutcheon Title: President and Chief Executive Officer